

September 15, 2010

Mr. Rakesh Malhotra
Chief Financial Officer
Infrastructure Materials Corp.
1135 Terminal Way, Suite 207B
Reno, NV 89502

      Re: Infrastructure Materials Corp.
           Form 10-K for the Fiscal Year Ended June 30, 2009
           Filed September 28, 2009
           Response letter dated September 7, 2010
           File No. 0-52641

Dear Mr. Malhotra:

We have reviewed your filing and response letter dated September 7, 2010 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2009

Notes to the Consolidated Financial Statements

Note 5 Issuance of Common Shares and Warrants, page 64

1.   We note your response to prior comment one from our letter dated August 3, 2010 and are unable to agree with your position. We believe your warrant modifications conveyed additional value to only the warrant holders and should be treated as a period expense. Although US GAAP does not directly address transactions of this type, we believe the principles contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 are applicable in this situation. Therefore, please revise your financial statements and related disclosures to include the incremental value conveyed to your warrant holders via the reduction in exercise price, and the various extensions you granted on the expiration dates of outstanding warrants. If you believe the additional value conveyed to your

warrant holders is not material to your financial statements taken as a whole, please provide a materiality analysis to support your position.

Closing Comments

   You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                           Sincerely,

                           Mark C. Shannon
                           Branch Chief